Exhibit 12.1

WHITING PETROLEUM CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months Ended March	Year Ended December 31,
	31, 2006	2005	2004	2003	2002	2001
Fixed Charges:
Interest Expensed	$15,125	$35,245	$11,800	$7,867	$10,867	$10,233
Interest Capitalized	--	--	200	--	--	210
Amortized Premiums, Discounts and Capitalized
Expenses Related to Indebtedness	1,848	6,802	4,056	1,310	71	--
Estimate of Interest Within Rental Expense	102	298	182	209	183	165

Total Fixed Charges	$17,075	$42,345	$16,238	$9,386	$11,121	$10,608

Earnings:
Income Before Income Taxes	$53,297	$196,098	$114,005	$36,139	$11,952	$54,337
Loss (Income) from Equity Investees	43	(409)	--	--	--	--
Fixed Charges (above)	17,075	42,345	16,238	9,386	11,121	10,608
Amortization of Capitalized Interest	10	41	21	21	21	--
Distributed Income of Equity Investees	146	657	--	--	--	--
Less:
Capitalized Interest	--	--	(200)	--	--	(210)

Total earnings	$70,571	$238,732	$130,064	$45,546	$23,094	$64,735

Ratio of Earnings to Fixed Charges (unaudited)	4.13	5.64	8.01	4.85	2.08	6.10